As filed with the Securities and Exchange Commission on August 4, 2015

                                                    1933 Act File No. 333-204680
                                                     1940 Act File No. 811-22925


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: ELKHORN UNIT TRUST, SERIES 5

     B.   Name of Depositor: ELKHORN SECURITIES, LLC

     C.   Complete address of Depositor's principal executive offices:

                          207 Reber Street, Suite 201
                               Wheaton, IL 60187

     D.   Name and complete address of agents for service:

          ELKHORN SECURITIES, LLC
          Attention:  Benjamin T. Fulton
          Chief Executive Officer
          207 Reber Street, Suite 201
          Wheaton, Illinois 60187

          CHAPMAN AND CUTLER LLP
          Attention:  Morrison C. Warren
          111 West Monroe Street
          Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

   /   /  immediately upon filing pursuant to paragraph (b)

   /   /  on (date) pursuant to paragraph (b)

   /   /  60 days after filing pursuant to paragraph (a)(1)

   /   /  on (date) pursuant to paragraph (a)(1) of rule 485

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

   /   /  Check box if it is proposed that this filing will become effective on
          (date) at (time) Eastern Time pursuant to Rule 487.


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


       Preliminary Prospectus Dated August 4, 2015, Subject to Completion


                          Elkhorn Unit Trust, Series 5

                  Elkhorn CAP-X Achievers Portfolio, Series 2

               Elkhorn Foundation Pure Water Portfolio, Series 2

             Elkhorn Sector Neutral Portfolio of DWA ETFs, Series 2


                                  ELKHORN LOGO


                                   PROSPECTUS

                              DATED ________, 2015

                      Portfolios of securities selected by
                            Elkhorn Securities, LLC
                                  630.355.4676

      You should read this prospectus and retain it for future reference.

           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

================================================================================
OVERVIEW

     Elkhorn Unit Trust, Series 5, is a unit investment trust that consists of the following portfolios (each a "Trust"; collectively, the "Trusts"):

     o Elkhorn CAP-X Achievers Portfolio, Series 2 (the "CAP-X Achievers Trust"): page 2;

     o Elkhorn Foundation Pure Water Portfolio, Series 2 (the "Pure Water Trust"): page 9; and

     o Elkhorn Sector Neutral Portfolio of DWA ETFs, Series 2 (the "DWA Sector Neutral Trust"): page 16.

     Elkhorn Securities, LLC ("Elkhorn" or the "Sponsor") serves as the sponsor of the Trusts.

     In lieu of investing in the DWA Sector Neutral Trust, a direct investment can be made in the underlying exchange-traded funds. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the Trust.

     The Trusts are scheduled to terminate in approximately two years.

--------------------------------------------------------------------------------
              ELKHORN CAP-X ACHIEVERS PORTFOLIO, SERIES 2
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE

     The CAP-X Achievers Trust seeks to provide capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

     The Trust seeks to achieve its objective by investing in a portfolio of common stocks of companies that have an increasing level of sales relative to capital expenditures. Capital expenditures are funds used by a company to acquire or upgrade physical assets such as property, industrial buildings, equipment or a new business. As the age of capital assets approaches record highs and companies look to grow their businesses through capital reinvestment, companies increasing capital expenditures may be poised to outperform the broader market. The companies selected for the Trust have been researched and evaluated using data-based screening techniques, fundamental analysis and the judgment of the Sponsor's research team.

                          Portfolio Selection Strategy

     To select the portfolio, the Sponsor begins with the NASDAQ US CapEx AchieversTM Index, which is an index comprised of U.S. exchange-listed equities. The U.S.-listed common stocks held by the Trust may include the common stocks of U.S. and non-U.S. companies. The Index selects issuers that have recently increased capital expenditures, have historically generated high returns on invested capital and meet certain market capitalization and liquidity requirements. Finally, the Sponsor utilizes fundamental analysis to further narrow the universe of securities. The final portfolio includes companies that the Sponsor believes will meet the Trust's investment objective. The Trust may invest in issuers of all market capitalizations.

     The Sponsor will also consider a range of factors such as competitive advantage, industry or sector leadership and/or better-than-average growth potential.

FUTURE TRUSTS

     The Sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the inception date of the Trust (the "Inception Date") or upon the Trust's termination. If these future trusts are available, you may be able to invest your units in a future trust through the rollover option (the "Rollover"). For a more detailed description see "Rollover" in this prospectus. Each trust is designed to be part of a longer-term investment strategy.

================================================================================
ESSENTIAL INFORMATION

Unit price at inception                               $10.00


Inception date                                August 4, 2015

Termination date                              August 2, 2017

Distribution date                           25th day of June
                                                and December
                                              (commencing on
                                  December 25, 2015, if any)

Record date                                 10th day of June
                                                and December
                                              (commencing on
                                  December 10, 2015, if any)

Estimated net annual distributions       First year: $0.0473
(as of August 3, 2015 and               Second year: $0.0464
may vary thereafter)

Evaluation time            As of the close of trading of the
                                     New York Stock Exchange
                          (normally 4:00 p.m., Eastern time;
                             however, on the first day units
                          are sold, the evaluation time will
                            be as of the close of trading on
                              the New York Stock Exchange or
                                   the time the registration
                         statement filed with the Securities
                                     and Exchange Commission
                                becomes effective, if later)

CUSIP Numbers
Cash Distributions
  Standard Accounts                                28776P107
  Fee Account Cash                                 28776P149
Reinvested Distributions
  Standard Accounts                                28776P131
  Fee Account Reinvest                             28776P156

Ticker                                                ELKCBX

Minimum investment                          $1,000/100 units

PORTFOLIO DIVERSIFICATION
                                                 Approximate
Sector                                  Portfolio Percentage
------------------------------------------------------------
Consumer Discretionary                                 19.97%
Consumer Staples                                        3.34
Energy                                                  6.63
Financials                                             13.33
Health Care                                            26.73
Industrials                                            13.34
Information Technology                                  9.96
Materials                                               6.70
------------------------------------------------------------
Total                                                 100.00%
============================================================

                                                 Approximate
Market Capitalization                   Portfolio Percentage
------------------------------------------------------------
Large-Cap                                              36.88%
Mid-Cap                                                23.08
Small-Cap                                              40.04
------------------------------------------------------------
Total                                                 100.00%
============================================================

Country/Territory                                Approximate
(Incorporated)                          Portfolio Percentage
------------------------------------------------------------
Netherlands                                             3.34%
United States                                          96.66
------------------------------------------------------------
Total                                                 100.00%
============================================================


PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust's investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     The Portfolio is not Managed. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

     Price Volatility. The value of your investment will fluctuate with changes in the value of the Trust's securities. Securities prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     Because the Trust is not managed, the Trust will not sell securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


     Consumer Products Sector Risk. The Trust invests in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this Trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect companies in the consumer products sector.

     Health Care Sector Risk. The Trust is concentrated in the health care sector. As a result, the factors that impact the health care sector will likely have a greater effect on this Trust than on a more broadly diversified trust. Some of the risks associated with the health care sector are listed below. General risks of companies in the health care sector include extensive competition, generic drug sales, the loss of patent protection, product liability litigation and increased government regulation.


     Small- and Mid-Cap Companies. The Trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     Dividends. There is no guarantee that the issuers of the securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

     Selection Risk. Securities selected according to this strategy may not perform as intended. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust's investment strategy is designed to achieve the Trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Financial Condition of an Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

                            Percentage
                             of Public Amount Per
                             Offering     $1,000
Investor Fees                Price (1)   Invested
-------------------------------------------------
Initial Sales Charge Paid
  on Purchase (2)               1.00%    $10.00
Deferred Sales Charge (3)       2.45      24.50
Creation and Development
  Fee (4)                       0.50       5.00
-------------------------------------------------
Maximum Sales Load              3.95%    $39.50
-------------------------------------------------
Estimated Organization
Costs (5)
(amount per 100 units
paid by the Trust at the
end of the initial offering
period or after six months,
at the discretion of
the Sponsor)                   $8.00
=================================================


                         Approximate
Annual Fund               % of Public
Operating                  Offering   Amount Per
Expenses                   Price (1)   100 Units
------------------------------------------------
Trustee's Fee               0.1050%      $1.050
Supervisory Fee             0.0300        0.300
Evaluator's Fee             0.0300        0.300
Bookkeeping and
  Administrative Fee        0.0320        0.320
Estimated Other Trust
  Operating Expenses (6)    0.1071        1.071
------------------------------------------------
Total                       0.3041%      $3.041
=================================================


(1) Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.

(2) The initial sales charge provided is based on the unit price on the Inception Date. Because the initial sales charge equals the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales charge will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales charge, each investor is obligated to pay the entire applicable total sales charge.


(3) The deferred sales charge is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on March 25, 2016 and April 25, 2016 and $0.0816 on May 25, 2016. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales charge period, the entire deferred sales charge will be collected upon redemption.


(4) The C&D Fee compensates the Sponsor for creating and developing the Trust; the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date.

(5) The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.

(6) Since certain of the operating expenses are fixed amounts, if the Trust does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected. To the extent the actual operating expenses are greater than the estimated amount, only the estimated operating expenses will be charged to the Trust. Any operating expenses exceeding this estimate will be borne by the Sponsor. Other operating expenses do not include brokerage costs and other transactional fees, but include a licensing fee paid by the Trust to The NASDAQ OMX Group, Inc. ("NASDAQ") for the use of intellectual property owned by NASDAQ and may include global custody charges.

EXAMPLE


     This example helps you compare the cost of the Trust with other unit trusts and other funds. In the example the Sponsor assumes that you reinvest your investment in a new trust every other year at a reduced sales charge and that the Trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year   $     509
3 years        968
5 years      1,451
10 years     2,535


     This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the Trust every other year subject to a rollover sales charge of $0.295 per unit.


TRUST PORTFOLIO
ELKHORN UNIT TRUST, SERIES 5
ELKHORN CAP-X ACHIEVERS PORTFOLIO, SERIES 2
AS OF THE TRUST INCEPTION DATE, AUGUST 4, 2015
---------------------------------------------------------------------------------------------
                                                           Percentage   Market
                                                          of Aggregate   Value     Cost of
Number of   Ticker                                          Offering      per    Securities
Shares      Symbol Issuer                                     Price    Share (1) to Trust (2)
---------------------------------------------------------------------------------------------
                   COMMON STOCKS: 100.00%
                   Consumer Discretionary: 19.97%
         55 AMCX     AMC Networks Inc. (4)                    3.32%    $   85.02    $ 4,676
         40 HD       Home Depot Inc.                          3.32        116.89      4,676
          3 NVR      NVR Inc. (4)                             3.17      1,488.99      4,467
          4 PCLN     Priceline Group Inc. (4)                 3.52      1,240.48      4,962
        209 WGO      Winnebago Industries Inc.                3.30         22.25      4,650
        603 ZAGG     ZAGG Inc. (4)                            3.34          7.79      4,697
                   Consumer Staples: 3.34%
         86 MO       Altria Group Inc.                        3.34         54.66      4,701
                   Energy: 6.63%
        246 MTRX     Matrix Service Co. (4)                   3.33         19.03      4,681
         48 TSO      Tesoro Corp.                             3.30         96.83      4,648
                   Financials: 13.33%
        151 CNS      Cohen & Steers Inc.                      3.33         31.04      4,687
        256 PFSI     PennyMac Financial Services Inc. (4)     3.31         18.22      4,664
        824 RCAP     RCS Capital Corp. (4)                    3.38          5.78      4,763
         32 SBNY     Signature Bank (4)                       3.31        145.81      4,666
                   Health Care: 26.73%
         32 HSIC     Henry Schein Inc. (4)                    3.34        146.79      4,697
         26 HUM      Humana Inc.                              3.37        182.40      4,742
         81 IPCM     IPC Healthcare Inc. (4)                  3.36         58.46      4,735
         21 MCK      McKesson Corp.                           3.33        223.48      4,693
        137 MYGN     Myriad Genetics Inc. (4)                 3.29         33.83      4,635
         39 UNH      UnitedHealth Group Inc.                  3.35        120.89      4,715
         89 USPH     US Physical Therapy Inc.                 3.36         53.15      4,730
         58 WCG      WellCare Health Plans Inc. (4)           3.33         80.73      4,682
                   Industrials: 13.34%
         88 AME      AMETEK Inc.                              3.33         53.29      4,690
         90 CBI      Chicago Bridge & Iron Co. NV (3)         3.34         52.18      4,696
         71 HY       Hyster-Yale Materials Handling           3.34         66.23      4,702
        342 WNC      Wabash National Corp. (4)                3.33         13.70      4,685
                   Information Technology: 9.96%
         89 IDCC     InterDigital Inc.                        3.32         52.59      4,681
         48 MA       MasterCard Inc.                          3.32         97.44      4,677
        141 NTGR     NETGEAR Inc. (4)                         3.32         33.13      4,671

TRUST PORTFOLIO
ELKHORN UNIT TRUST, SERIES 5 (CONTINUED)
ELKHORN CAP-X ACHIEVERS PORTFOLIO, SERIES 2
AS OF THE TRUST INCEPTION DATE, AUGUST 4, 2015
---------------------------------------------------------------------------------------------
                                                           Percentage   Market
                                                          of Aggregate   Value     Cost of
Number of   Ticker                                          Offering      per    Securities
Shares      Symbol Issuer                                     Price    Share (1) to Trust (2)
---------------------------------------------------------------------------------------------
                   Materials: 6.70%
        112 IOSP     Innospec Inc.                            3.34%    $  42.03    $  4,707
         17 SHW      The Sherwin-Williams Co.                 3.36        278.21      4,730
                                                                                 ----------
                                                                                   $140,806
                                                                                 ==========


Notes to Portfolio

(1) The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust's Inception Date. The Trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.


(2) The cost of the securities to the Sponsor and the Sponsor's profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $140,906 and ($100), respectively.


(3) This is a security issued by a foreign company that trades on a U.S. securities exchange.

(4)  This is a non-income producing security.


--------------------------------------------------------------------------------
               ELKHORN FOUNDATION PURE WATER PORTFOLIO, SERIES 2
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE

     The Pure Water Trust seeks to provide capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

     The Trust seeks to achieve its objective by investing in a portfolio of securities selected through the application of a defined investment strategy described below. The Trust may include domestic common stocks, American Depository Receipts ("ADRs") and U.S.-listed foreign securities. The ADRs and U.S.-listed foreign securities may be from emerging market countries, as defined by the MSCI World[R] Index. The Sponsor selects domestic and international companies that it believes are core holdings for a global water portfolio. The Trust may invest in issuers of all market capitalizations. For purposes of the Trust's portfolio selection, "pure water companies" are defined as companies that derive more than 50% of their net revenues from the following categories within the global water industry: water treatment, water testing, water infrastructure or distribution or water resource management. Net revenues are total operating revenues less returns, discounts, allowances, excise taxes, insurance charges, sales taxes and value-added taxes. The Trust will be required, under normal circumstances, to invest at least 80% of its net assets in securities of pure water companies, as defined above.

     Elkhorn is committed to supporting the availability of safe drinking water; as a result, Elkhorn will donate a portion of its profits from the Trust to the Elkhorn Foundation, which will distribute the funds to organizations that provide safe water and effective sanitation to those in need.

                          Portfolio Selection Strategy

     The Trust's portfolio was selected in the following manner:

     The Sponsor begins by identifying a universe of water companies that it believes have a significant focus, based on a percentage of net revenues, generated by the global water industry. The initial universe is identified through research of companies identified in various research reports, websites, regulatory filings and financial databases as connected to the global water business.

     The Sponsor then narrows the universe by identifying companies across the many categories and countries of origin that comprise the global water business for inclusion in the portfolio through qualitative analysis, which may be primarily based on, but not limited to, companies that generate a majority of their net revenue from the global water industry.

     The Sponsor will also consider a range of factors such as competitive advantage, industry or sector leadership and/or better-than-average growth potential.

     At least 80% of the net assets of the portfolio consist of securities of companies that derive more than 50% of their net revenues from one of the following categories within the global water industry:

     o Water Treatment: Water treatment refers to the application of technologies and/or processes that alter the composition of water to achieve a beneficial objective in its uses. The most critical treatment objective pertains to the global need for healthy drinking water. Water treatment specifically refers to the process of converting source water to drinking water of sufficient quality to comply with applicable regulations, thereby ensuring the protection of human health, or to treat water in the optimization of an industrial process;

     o Water Testing: This category includes companies that provide services, manufacture instrumentation or develop techniques for the analysis, testing or monitoring of water and/or wastewater quality parameters;

     o Water Infrastructure/Distribution: This category includes companies that supply products that are used as a component in the water infrastructure as it relates to the distribution of water. These companies include, but are not limited to, water pipe manufacturers; pump, valve and flow control manufacturers; storage tanks manufacturers; and those companies that apply a specific technology or process to pipe rehabilitation, repair or replacement; and

     o Water Resource Management: This category includes companies that provide consulting, engineering and technical services in order to develop irrigation systems and other water resource management systems.

                             The Elkhorn Foundation

     The Elkhorn Foundation was formed by the management team at Elkhorn with the specific mission of helping and serving those less fortunate around the world.

FUTURE TRUSTS

     The Sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the inception date of the Trust (the "Inception Date") or upon the Trust's termination. If these future trusts are available, you may be able to invest your units in a future trust through the rollover option (the "Rollover"). For a more detailed description see "Rollover" in this prospectus. Each trust is designed to be part of a longer-term investment strategy.

================================================================================
ESSENTIAL INFORMATION
Unit price at inception                               $10.00


Inception date                                August 4, 2015

Termination date                              August 2, 2017

Distribution date                           25th day of June
                                                and December
                                              (commencing on
                                  December 25, 2015, if any)

Record date                                 10th day of June
                                                and December
                                              (commencing on
                                  December 10, 2015, if any)

Estimated net annual distributions       First year: $0.0827
(as of August 3, 2015 and               Second year: $0.0812
may vary thereafter)

Evaluation time            As of the close of trading of the
                                     New York Stock Exchange
                          (normally 4:00 p.m., Eastern time;
                             however, on the first day units
                          are sold, the evaluation time will
                            be as of the close of trading on
                              the New York Stock Exchange or
                                   the time the registration
                         statement filed with the Securities
                                     and Exchange Commission
                                becomes effective, if later)

CUSIP Numbers

Cash Distributions
  Standard Accounts                                28776P115
  Fee Account Cash                                 28776P172

Reinvested Distributions
  Standard Accounts                                28776P164
  Fee Account Reinvest                             28776P180

Ticker                                                ELKWBX

Minimum investment                          $1,000/100 units


PORTFOLIO DIVERSIFICATION

                                                 Approximate
Sector                                  Portfolio Percentage
------------------------------------------------------------
Energy                                                  3.75%
Industrials                                            70.81
Information Technology                                 10.04
Materials                                               3.83
Utilities                                              11.57
------------------------------------------------------------
Total                                                 100.00%
============================================================

                                                 Approximate
Industry                                Portfolio Percentage
------------------------------------------------------------
Water Infrastructure/Distribution                      36.79%
Water Resource Management                              59.38
Water Treatment                                         3.83
------------------------------------------------------------
Total                                                 100.00%
============================================================

                                                 Approximate
Market Capitalization                   Portfolio Percentage
------------------------------------------------------------
Large-Cap                                               3.82%
Mid-Cap                                                30.31
Small-Cap                                              65.87
------------------------------------------------------------
Total                                                 100.00%
============================================================

Country/Territory                                Approximate
(Incorporated)                          Portfolio Percentage
------------------------------------------------------------
Brazil                                                  3.81%
Cayman Islands                                          3.81
Great Britain                                           3.82
United States                                          88.56
------------------------------------------------------------
Total                                                 100.00%
============================================================


PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust's investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     The Portfolio is not Managed. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

     Price Volatility. The value of your investment will fluctuate with changes in the value of the Trust's securities. Securities prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     Because the Trust is not managed, the Trust will not sell securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     Water Company Risks. The Trust is concentrated in water companies. As a result, the factors that impact the global water market, generally, and each of the water companies will likely have a more significant effect on the Trust than on a more broadly diversified securities portfolio. Companies involved in the potable water and wastewater businesses are subject to environmental considerations, taxes, government regulation, price and supply fluctuations, competition and conservation. The failure of water companies to address these factors and others involving global water supplies and demand could have an adverse effect on the companies and the portfolio performance.

     Industrials Sector Risks. The Trust is concentrated in the industrials sector. Certain of the water companies are also industrial companies. Industrial companies convert unfinished goods into finished durables used to manufacture other goods or provide services. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer demand and spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

     Small- and Mid-Cap Companies. The Trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     Foreign Securities. The Trust invests in U.S.-listed foreign securities and an ADR. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad; the differences between the regulations to which U.S. and foreign issuers and markets are subject; the seizure by the government of company assets; excessive taxation; withholding taxes on dividends and interest; limitations on the use or transfer of portfolio assets; and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations;

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets;

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the Trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the Trust's foreign currency holdings; and

     o Future political and governmental restrictions might adversely affect the payment or receipt of income on the foreign securities.

     Dividends. There is no guarantee that the issuers of the securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

     Selection Risk. Securities selected according to this strategy may not perform as intended. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust's investment strategy is designed to achieve the Trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Financial Condition of an Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

                            Percentage
                             of Public  Amount Per
                             Offering      $1,000
Investor Fees                Price (1)    Invested
--------------------------------------------------
Initial Sales Charge Paid
  on Purchase (2)               1.00%     $10.00
Deferred Sales Charge (3)       2.45       24.50
Creation and Development
  Fee (4)                       0.50        5.00
--------------------------------------------------
Maximum Sales Load              3.95%     $39.50
--------------------------------------------------
Estimated Organization
Costs (5)
(amount per 100 units
paid by the Trust at the
end of the initial offering
period or after six months,
at the discretion of
the Sponsor)                   $8.00
==================================================


                           Approximate
Annual Fund                 % of Public
Operating                    Offering   Amount Per
Expenses                     Price (1)   100 Units
--------------------------------------------------
Trustee's Fee                 0.1050%      $1.050
Supervisory Fee               0.0300        0.300
Evaluator's Fee               0.0300        0.300
Bookkeeping and
  Administrative Fee          0.0320        0.320
Estimated Other Trust
  Operating Expenses (6)      0.0335        0.335
--------------------------------------------------
Total                         0.2305%      $2.305
==================================================


(1) Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.


(2) The initial sales charge provided is based on the unit price on the Inception Date. Because the initial sales charge equals the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales charge will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales charge, each investor is obligated to pay the entire applicable total sales charge.

(3) The deferred sales charge is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on March 25, 2016 and April 25, 2016 and $0.0816 on May 25, 2016. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales charge period, the entire deferred sales charge will be collected upon redemption.


(4) The C&D Fee compensates the Sponsor for creating and developing the Trust; the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date.

(5) The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.

(6) Since certain of the operating expenses are fixed amounts, if the Trust does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected. To the extent the actual operating expenses are greater than the estimated amount, only the estimated operating expenses will be charged to the Trust. Any operating expenses exceeding this estimate will be borne by the Sponsor. Other operating expenses do not include brokerage costs and other transactional fees but may include global custody charges.

EXAMPLE


     This example helps you compare the cost of the Trust with other unit trusts and other funds. In the example the Sponsor assumes that you reinvest your investment in a new trust every other year at a reduced sales charge and that the Trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year   $     502
3 years        945
5 years      1,414
10 years     2,460


     This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the Trust every other year subject to a rollover sales charge of $0.295 per unit.


TRUST PORTFOLIO
ELKHORN UNIT TRUST, SERIES 5
ELKHORN FOUNDATION PURE WATER PORTFOLIO, SERIES 2
AS OF THE TRUST INCEPTION DATE, AUGUST 4, 2015
-------------------------------------------------------------------------------------------------
                                                               Percentage    Market
                                                              of Aggregate   Value      Cost of
Number of   Ticker                                              Offering      per    Securities
Shares      Symbol Issuer                                         Price    Share (1) to Trust (2)
-------------------------------------------------------------------------------------------------
                   COMMON STOCKS: 100.00%
                   Water Infrastructure/Distribution: 36.79%
        275 AEGN     Aegon Corp. (5)                              3.80%     $ 19.38    $   5,330
        246 BMI      Badger Meter Inc.                           10.04        57.23       14,079
      2,061 ERII     Energy Recovery Inc. (5)                     3.87         2.63        5,420
        184 FELE     Franklin Electric Co. Inc.                   3.81        29.00        5,336
        217 GRC      Gorman-Rupp Co.                              3.80        24.54        5,325
        586 MWA      Mueller Water Products Inc.                  3.81         9.11        5,338
        300 NWPX     Northwest Pipe Co. (5)                       3.83        17.88        5,364
         98 WTS      Watts Water Technologies Inc.                3.83        54.74        5,365
                   Water Resource Management: 59.38%
        501 WMS      Advanced Drainage Systems Inc.               9.96        27.86       13,958
      1,054 SBS      Cia Saneamento Basico Do Estado De
                       Sao Paulo (4)                              3.81         5.07        5,344
        447 CWCO     Consolidated Water Co. (3)                   3.81        11.93        5,333
        652 LAYN     Layne Christensen Co. (5)                    3.76         8.09        5,275
         65 LNN      Lindsay Corp.                                3.85        83.07        5,400
      2,063 NES      Nuverra Environmental Solutions Inc. (5)     3.75         2.55        5,261
         89 PNR      Pentair PLC (3)                              3.82        60.21        5,359
      1,154 PCYO     Pure Cycle Corp. (5)                         3.95         4.80        5,539
        203 TTEK     Tetra Tech Inc.                              3.82        26.40        5,359
         48 VMI      Valmont Industries Inc.                      3.80       110.94        5,325
        623 XYL      Xylem Inc.                                  15.05        33.85       21,089
                   Water Testing: 3.83%
        306 CCC      Calgon Carbon Corp.                          3.83        17.55        5,370
                                                                                     ------------
                                                                                      $  140,169
                                                                                     ============


Notes to Portfolio

(1) The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust's Inception Date. The Trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.


(2) The cost of the securities to the Sponsor and the Sponsor's profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $140,450 and ($281), respectively.


(3) This is a security issued by a foreign company that trades on a U.S. securities exchange.

(4)  This is an American Depositary Receipt.

(5)  This is a non-income producing security.

--------------------------------------------------------------------------------
             ELKHORN SECTOR NEUTRAL PORTFOLIO OF DWA ETFS, SERIES 2
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE

     The DWA Sector Neutral Trust seeks to provide capital appreciation.

PRINCIPAL INVESTMENT STRATEGY


     The Trust seeks to achieve its objective by selecting certain Invesco PowerShares DWA sector-based momentum exchange-traded funds ("ETFs") and weighting them equal to the sector weightings of the S&P 500 Index. The Trust seeks to capitalize on the tendency of stocks to go in and out of favor through the U.S. equity market cycles while still maintaining the same sector exposure as the S&P 500 Index as of three business days before the date of deposit (the "Selection Date").


     The Trust is not designed to track any index, including the S&P 500 Index. The portfolio is not managed and will not be rebalanced to track changes in the S&P 500 Index.

                          Portfolio Selection Strategy

     The Trust selects Invesco PowerShares ETFs that utilize Dorsey, Wright and Associates, LLC's ("DWA") relative strength methodology to select stocks within each broad-based sector. The Sponsor then weights the selected ETFs to reflect the sector weightings of the S&P 500 Index on the Selection Date.

     DWA is an independent and privately owned registered investment advisory firm whose business includes professional management of equity portfolios and investment research services for broker-dealers and large institutions around the world.

                             Exchange-Traded Funds

     ETFs are investment pools that hold securities. ETFs provide an efficient and relatively simple way to invest, in that they offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs are often built like an index fund but trade like a stock on an exchange. ETFs generally offer advantages similar to those found in index funds such as low operating costs, performance designed to track an index, the potential for high tax efficiency and consistent investment strategies. Unlike conventional mutual funds, ETFs normally issue and redeem shares on a continuous basis at their net asset value in large specified blocks of shares, known as "creation units." Market makers, large investors and institutions deal in creation units. The Trust will buy shares of the ETFs on the exchanges and will incur brokerage costs.

FUTURE TRUSTS

     The Sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the inception date of the Trust (the "Inception Date") or upon the Trust's termination. If these future trusts are available, you may be able to invest your units in a future trust through the rollover option (the "Rollover"). For a more detailed description see "Rollover" in this prospectus. Each trust is designed to be part of a longer-term investment strategy.


--------------------------------------------------------------------------------
ESSENTIAL INFORMATION

Unit price at inception                               $10.00


Inception date                                August 4, 2015

Termination date                              August 2, 2017

Distribution date                           25th day of June
                                                and December
                                              (commencing on
                                  December 25, 2015, if any)

Record date                                 10th day of June
                                                and December
                                              (commencing on
                                  December 10, 2015, if any)

Estimated net annual distributions       First year: $0.0724
(as of August 3, 2015 and               Second year: $0.0711
may vary thereafter)

Evaluation time            As of the close of trading of the
                                     New York Stock Exchange
                          (normally 4:00 p.m., Eastern time;
                             however, on the first day units
                          are sold, the evaluation time will
                            be as of the close of trading on
                              the New York Stock Exchange or
                                   the time the registration
                         statement filed with the Securities
                                     and Exchange Commission
                                becomes effective, if later)

CUSIP Numbers

Cash Distributions
  Standard Accounts                                28776P123
  Fee Account Cash                                 28776P206

Reinvested Distributions
  Standard Accounts                                28776P198
  Fee Account Reinvest                             28776P214

Ticker                                                ELKSBX


Minimum investment                          $1,000/100 units

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust's investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     The Portfolio is not Managed. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

     Price Volatility. The value of your investment will fluctuate with changes in the value of the Trust's securities. Securities prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur.

     Because the Trust is not managed, the Trust will not sell securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     ETF Risk. The Trust invests in shares of ETFs. ETFs are investment pools that hold other securities. The ETFs in the Trust are usually passively managed index funds that seek to replicate the performance or composition of a recognized securities index. ETFs are subject to various risks, including management's ability to meet the fund's investment objective. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. The underlying ETF has management and operating expenses. Consequently, you will bear not only your share of the Trust's expenses, but also the expenses of the underlying ETFs. As a result of the Trust's investment in ETFs, you will incur greater expenses than if you invest directly in the ETFs.

     The ETFs are subject to annual fees and expenses, including a management fee. Unitholders of the Trust will bear these fees in addition to the fees and expenses of the Trust. See "Fees and Expenses" for additional information.

     The Trust is subject to an ETF's index correlation risk. To the extent that an underlying ETF is an index-tracking ETF, index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances.

     The financial condition of an ETF or an issuer of securities held by an ETF may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     Consumer Products Sector Risk. Certain ETFs held by the Trust invest in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this Trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect companies in the consumer products sector.

     Technology Risk Factor. Certain ETFs held by the Trust invest in the technology sector. As a result, the factors that impact the information technology sector will likely have a greater effect on this Trust than on a more broadly diversified trust. Companies involved in this sector must contend with rapid changes in technology, intense competition, government regulation and the rapid obsolescence of products and services. Furthermore, sector predictions may not materialize and the companies selected for the Trust may not represent the entire sector and may not participate in the overall sector growth.

     Small- and Mid-Cap Companies. Certain ETFs held by the Trust invest in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     Selection Risk. Securities selected according to this strategy may not perform as intended. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust's investment strategy is designed to achieve the Trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Financial Condition of an Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

                            Percentage
                             of Public  Amount Per
                             Offering      $1,000
Investor Fees                Price (1)    Invested
--------------------------------------------------
Initial Sales Charge Paid
  on Purchase (2)               1.00%     $10.00
Deferred Sales Charge (3)       2.45       24.50
Creation and Development
  Fee (4)                       0.50        5.00
--------------------------------------------------
Maximum Sales Load              3.95%     $39.50
--------------------------------------------------
Estimated Organization
Costs (5)
(amount per 100 units
paid by the Trust at the
end of the initial offering
period or after six months,
at the discretion of
the Sponsor)                   $8.00
==================================================


                            Approximate
Annual Fund                 % of Public
Operating                    Offering   Amount Per
Expenses                     Price (1)   100 Units
--------------------------------------------------
Trustee's Fee                 0.1050%      $1.050
Supervisory Fee               0.0300        0.300
Evaluator's Fee               0.0300        0.300
Bookkeeping and
  Administrative Fee          0.0320        0.320
Estimated Other Trust
  Operating Expenses (6)      0.0295        0.295
Estimated Acquired Fund
  Expenses (7)                0.6020        6.020
--------------------------------------------------
Total                         0.8285%      $8.285
==================================================


(1) Based on a unit with a $10.00 per-unit Public Offering Price as of the Inception Date.


(2) The initial sales charge provided is based on the unit price on the Inception Date. Because the initial sales charge equals the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales charge will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales charge, each investor is obligated to pay the entire applicable total sales charge.

(3) The deferred sales charge is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on March 25, 2016 and April 25, 2016 and $0.0816 on May 25, 2016. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales charge period, the entire deferred sales charge will be collected upon redemption.


(4) The C&D Fee compensates the Sponsor for creating and developing the Trust; the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date.

(5) The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.

(6) Since certain of the operating expenses are fixed amounts, if the Trust does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected. To the extent the actual operating expenses are greater than the estimated amount, only the estimated operating expenses will be charged to the Trust. Any operating expenses exceeding this estimate will be borne by the Sponsor. Other operating expenses do not include brokerage costs and other transactional fees but may include global custody charges.

(7) Although not an actual Trust operating expense, the Trust, and therefore the unitholders of the Trust, will indirectly bear similar operating expenses of the ETFs held by the Trust in the estimated amount provided above. Estimated ETF expenses are based upon the net asset value of the number of ETF shares held by the Trust per unit multiplied by the Annual Operating Expenses of the ETFs for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying ETFs were held directly. Please note that the Sponsor or an affiliate may be engaged as a service provider to certain ETFs held by your Trust and therefore certain fees paid by your Trust to such ETFs will be paid to the Sponsor or an affiliate for its services of such ETFs.


EXAMPLE


     This example helps you compare the cost of the Trust with other unit trusts and other funds. In the example the Sponsor assumes that you reinvest your investment in a new trust every other year at a reduced sales charge and that the Trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year   $     562
3 years      1,121
5 years      1,704
10 years     3,044


     This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the Trust every other year subject to a rollover sales charge of $0.295 per unit.


TRUST PORTFOLIO
ELKHORN UNIT TRUST, SERIES 5
ELKHORN SECTOR NEUTRAL PORTFOLIO OF DWA ETFS, SERIES 2
AS OF THE TRUST INCEPTION DATE, AUGUST 4, 2015
--------------------------------------------------------------------------------------------
                                                       Percentage   Market
                                                       of Aggregate  Value      Cost of
Number of   Ticker                                       Offering      per    Securities
Shares      Symbol Issuer                                  Price    Share (1) to Trust (2)
--------------------------------------------------------------------------------------------
                   EXCHANGE-TRADED FUNDS: 100.00%
         80 PYZ      PowerShares DWA Basic Materials
                       Momentum Portfolio                  2.88%     $ 50.60  $      4,048
        376 PEZ      PowerShares DWA Consumer Cyclical
                       Momentum Portfolio                 12.95        48.45        18,217
        237 PSL      PowerShares DWA Consumer Staples
                       Momentum Portfolio                  9.63        57.14        13,542
        253 PXI      PowerShares DWA Energy
                       Momentum Portfolio                  7.15        39.72        10,049
        739 PFI      PowerShares DWA Financials
                       Momentum Portfolio                 16.80        31.97        23,626
        337 PTH      PowerShares DWA Healthcare
                       Momentum Portfolio (3)             15.61        65.14        21,952
        656 PTF      PowerShares DWA Technology
                       Momentum Portfolio                 19.80        42.45        27,847
        340 PUI      PowerShares DWA Utilities
                       Momentum Portfolio                  5.27        21.79         7,409
        303 PRN      PowerShares Dynamic Industrials
                       Momentum Portfolio                  9.91        46.01        13,941
                                                                              ------------
                                                                              $    140,631
                                                                              ============


Notes to Portfolio

(1) The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust's Inception Date. The Trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.


(2) The cost of the securities to the Sponsor and the Sponsor's profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $140,715 and ($84), respectively.


(3)  This is a non-income producing security.


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unitholders
Elkhorn Unit Trust, Series 5


     We have audited the accompanying statements of financial condition, including the Trust portfolios set forth on pages 7, 8, 15, and 21 of this prospectus, of Elkhorn Unit Trust, Series 5, as of August 4, 2015, the initial date of deposit. The statements of financial condition are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition and assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, the Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of August 4, 2015. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Elkhorn Unit Trust, Series 5, as of August 4, 2015, in conformity with accounting principles generally accepted in the United States of America.


                                                          /s/ Grant Thornton LLP


Chicago, Illinois
August 4, 2015


Elkhorn Unit Trust, Series 5


Statements of Financial Condition
as of August 4, 2015
                                                                                       Elkhorn
                                                Elkhorn             Elkhorn         Sector Neutral
                                                 CAP-X             Foundation        Portfolio of
                                               Achievers           Pure Water         DWA ETFs,
     Investment in securities              Portfolio, Series 2 Portfolio, Series 2     Series 2
---------------------------------------------------------------------------------------------------
     Contracts to purchase underlying
        securities (1)(2)                   $      140,806     $      140,169     $         140,631
---------------------------------------------------------------------------------------------------
               Total                        $      140,806     $      140,169     $         140,631
---------------------------------------------------------------------------------------------------
     Liabilities and interest of investors
     Liabilities
         Organization costs (3)             $        1,138    $         1,133     $           1,136
         Deferred sales fee (4)                      3,485              3,469                 3,480
         Creation and development fee (4)              711                708                   710
---------------------------------------------------------------------------------------------------
               Total                        $        5,334    $         5,310     $           5,326
---------------------------------------------------------------------------------------------------
     Interest of investors:
         Cost to investors (6):             $      142,230    $       141,580     $         142,050
         Less initial sales fee (4) (5)              1,424              1,411                 1,419
         Less deferred sales fee, creation
         and development fee and
         organization costs (3) (4) (6)     $        5,334    $          5,310    $           5,326
---------------------------------------------------------------------------------------------------
               Net interest of investors           135,472             134,859              135,305
---------------------------------------------------------------------------------------------------
               Total                        $      140,806    $        140,169    $         140,631
---------------------------------------------------------------------------------------------------
     Number of units                                14,223              14,158               14,205
---------------------------------------------------------------------------------------------------
     Net asset value per unit               $        9.525    $          9.525    $           9.525
---------------------------------------------------------------------------------------------------


(1) Aggregated cost of the securities is based on the closing sales price evaluations on the business day prior to the Trust's Inception Date as determined by the Evaluator.


(2) Cash or an irrevocable letter of credit has been deposited with The Bank of New York Mellon (the "Trustee") covering the funds (aggregating $450,000 for the Trusts) necessary for the purchase of securities in the Trusts represented by purchase contracts.


(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $8.00 per 100 units for the Trusts. A distribution will be made as of the earlier of the close of the initial offering period or six months following each Trust's Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the applicable Trust.


(4) The total sales charge consists of an initial sales charge, a deferred sales charge and a creation and development fee. The maximum sales charge is $3.95 per 100 units. The deferred sales charge is equal to $2.45 per 100 units and the creation and development fee is equal to $0.50 per 100 units.

(5) The aggregated cost to investors includes the applicable transactional sales charge assuming no reduction of transactional sales charges for quantity purchases.


(6) Each Trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.


THE TRUSTS

HOW TO BUY UNITS


     You can buy units of a Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any as the result of reinvestment of dividends or a rollover transaction, will be computed to three decimal places. Unit prices are available daily on the Internet at www.elkhorn.com/UITS. The public offering price of the units includes:


     o    the net asset value per unit, plus

     o    organization costs, plus


     o    the sales charge.


     The "net asset value per unit" is the value of the securities, cash and other assets in a Trust reduced by the liabilities of that Trust divided by the total units outstanding. The Sponsor often refers to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If the Sponsor receives your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If the Sponsor receives your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to the Sponsor in a timely manner. Certain broker-dealers and clearing firms may charge a transaction or other fee for processing unit purchase orders. Units of a Trust are available for purchase through financial professionals, including the Sponsor, and are not available for purchase directly from the Trust.

     Value of the Securities. The Sponsor determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The Sponsor generally determines the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides the Sponsor with closing prices from a reporting service approved by the Sponsor. In some cases, the Sponsor will price a security based on its fair value after considering appropriate factors relevant to the value of the security. This will only be done if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

     The Sponsor determined the initial prices of the securities shown under "Portfolio" for your Trust in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day the Sponsor sells units it will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consulting fee, if any, the initial fees and expenses of The Bank of New York Mellon (the "Trustee") and the initial audit. Your Trust will sell securities to reimburse the Sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your Trust pays these costs.

     Organization costs will only be included in the public offering price during the initial offering period.

     Transactional Sales Charge. You pay a fee when you buy units. We refer to this fee as the "transactional sales charge." The transactional sales charge has both an initial and a deferred component and is 3.45% of the Public Offering Price, based on a $10 unit. This percentage amount of the transactional sales charge is based on the unit price on the Inception Date. Because the transactional sales charge equals the difference between the maximum sales charge and the C&D Fee, the percentage and dollar amount of the transactional sales charge will vary as the unit price varies. The transactional sales charge does not include the C&D Fee, which is described under "Fee Table" in this prospectus.

     Initial Sales Charge. Based on a $10 unit, the initial sales charge is equal to 1.00% of the Public Offering Price. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales charges and the C&D Fee (initially $0.295 per unit). The dollar amount and percentage amount of the initial sales charge will vary over time.

     Deferred Sales Charge. To keep your money working longer, we defer payment of the rest of the transactional sales charge through the deferred sales charge ($0.245 per unit). In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred sales charge from the dates listed under "Fee Table."


     Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge, the remaining deferred sales charge payments and the creation and development fee. Units sold or redeemed prior to such time as the entire applicable deferred sales charge has been collected will be assessed the remaining deferred sales charge at the time of such sale or redemption.


     Reducing Your Sales Charge. We offer a variety of ways for you to reduce the maximum sales charge you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales charge and the C&D Fee are a fixed dollar amount per unit, your Trust must charge the deferred sales charge and the C&D Fee per unit regardless of any discounts. However, when you purchase units of your Trust, if you are eligible to receive a discount such that your total maximum sales charge is less than the fixed dollar amount of the deferred sales charge and the C&D Fee, the Sponsor will credit you the difference between your maximum sales charge and the sum of the deferred sales charge and the C&D Fee at the time you buy units by providing you with additional units.

     Large Purchases. You can reduce your maximum sales charge by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge schedule:

Purchase Amount    Sales Charge
-------------------------------
Less than $50,000        3.95%
$50,000-$99,999          3.70%
$100,000-$249,999        3.45%
$250,000-$499,999        3.10%
$500,000-$999,999        2.95%
$1,000,000 or more       2.45%

     You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o purchases by your spouse, or equivalent if recognized under local law, or children (including step-children) under the age of 21 living in the same household; and

     o purchases by your trust estate or fiduciary accounts (including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers, provided they are not aggregated with personal accounts).

     The discounts described above apply only during the initial offering period. There can be no assurance that the Sponsor will create future trusts with investment strategies similar to your Trust or that may fit within your investment parameters. You must inform your dealer of any combined purchases before the sale in order to be eligible for a reduced sales charge.

     Advisory and Fee Accounts. Elkhorn eliminates the transactional sales charge for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions, who charge for financial planning or for investment advisory or asset management services or who provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount; however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvested into additional units of your Trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your Trust. We, as Sponsor, will receive and you will pay the C&D Fee. See "Expenses" in this prospectus.


     Exchange or Rollover Option. If you are buying units of your Trust in the primary market with redemption or termination proceeds from any unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an up-front sales charge and a deferred sales charge. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of your Trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Taxes" in this prospectus. Rollover Purchases are also subject to the C&D Fee. See "Expenses" in this prospectus.


     Employees. We do not charge the portion of the transactional sales charge that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Elkhorn and its affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). Please see "Distribution of Units" for more information about the portion of the sales charge that is paid to distribution firms. You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales charge when you reinvest distributions from your Trust into additional units of the Trust. Since the deferred sales charge is a fixed dollar amount per unit, your Trust must charge the deferred sales charge per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales charge that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market. See "How to Buy Units" in this prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales charge you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction in your Trust is as follows:

                     Concession per Unit
                   (as a % of the Public
Purchase Amount          Offering Price)
----------------------------------------
Less than $49,999                 3.15%
$50,000-$99,999                   2.90
$100,000-$249,999                 2.65
$250,000-$499,999                 2.35
$500,000-$999,999                 2.25
$1,000,000 or more                1.80
Fee Accounts                      0.00

     We apply these amounts as a percent of the unit price at the time of the transaction.

     Broker-dealers and other firms that sell units of your Trust are eligible to receive additional compensation for volume sales. Such payments will be in addition to the above regular concessions.


Sales During                            Concession
Calendar Quarter                          per Unit
--------------------------------------------------
$5,000,000 but less than $10,000,000       0.050%
$10,000,000 but less than $25,000,000      0.075%
$25,000,000 but less than $50,000,000      0.100%
$50,000,000 but less than $100,000,000     0.125%
$100,000,000 or more                       0.150%
Alpha Partnership Program*


* Elkhorn periodically offers opportunities for firms to become part of its "Alpha Partnership Program." Alpha Partners meet certain requirements and provide additional information to become part of the program and are paid based on the Alpha Partner volume concession schedule. For more information, please contact the Sponsor.


     These amounts are applied as a percent of the unit price per transaction at the time of the transaction and will be retroactive to the prior sales once $5,000,000 in sales has been reached for the calendar quarter. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable Trust's prospectus. Eligible dealer firms and other selling agents include clearing firms that place orders with Elkhorn and provide Elkhorn with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. In determining whether the above volume sales levels are met, eligible unit trusts include all Elkhorn unit trusts sold in the primary market, either on a transactional or fee-based account basis, however dealers and other selling agents will not receive a concession on the sale of units which are not subject to a transactional sales charge. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions.

     Elkhorn reserves the right to modify or terminate the volume concession program at any time. In addition, whether certain sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions also will be subject to the policies of the related selling firm. The Sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.


     In addition to the concessions described above, the Sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to a Trust to their customers. This compensation is intended to result in additional sales of Elkhorn products and/or compensate broker-dealers and financial advisers for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Elkhorn products by the intermediary or its agents, the placing of Elkhorn products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor may make such payments to many intermediaries that sell Elkhorn products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend an Elkhorn product, including your Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part. We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in each Trust's "Trust Portfolio" on the initial deposit of securities into each Trust.

HOW TO SELL YOUR UNITS

     You can sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Unit prices are available daily on the Internet at www.elkhorn.com/UITS or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales charge when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests. Until the end of the initial offering period or six months after the Inception Date, at the discretion of the Sponsor, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. The Sponsor may maintain a secondary market for units, this means that if you want to sell your units, the Sponsor may buy them at the current net asset value or "liquidation price," depending on whether or not your Trust is in its initial offering period. The Sponsor may then resell the units to other investors at the public offering price or redeem them for the redemption price. After the close of the initial offering period, the sale and redemption price of units is equal to the net asset value per unit. During the initial offering period, the sale and redemption price of units is equal to the net asset value per unit less the total of any deferred sales charges and C&D Fees. During the initial offering period the sale and redemption price is sometimes referred to as the "liquidation price." Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The Sponsor may discontinue the secondary market at any time without notice. Even if the Sponsor does not make a market, you will be able to redeem your units with the Trustee on any business day for the current redemption price.

     Redeeming Units. You may also redeem your units directly with the Trustee on any day the New York Stock Exchange is open. You will receive the redemption price for a particular day if the Trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the Trustee by the time designated by the Trustee are priced based on the date of receipt. Redemption requests received by the Trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee are priced based on the date of the next determined redemption price, provided they are received in a timely manner by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next redemption price computed after the Trustee receives your completed request.

     If you redeem your units, the Trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the Trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

     In-Kind Distribution. You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm or clearing firm). This option is generally available only for securities traded and held in the United States. The Trustee will make any in-kind distribution of securities by distributing applicable securities in book-entry form to the account of your financial professional at The Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your Trust's life. The Sponsor may discontinue this option upon 60 days' notice.

     Rollover. The Trust strategy is a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following this strategy. As part of the strategy, the Sponsor currently intends to offer a subsequent series of the Trusts for a Rollover investment when the current Trusts terminate; however, it is possible that a future run of your Trust strategy may produce results that could make the offering of a subsequent series of such Trust impossible at Trust termination. You must therefore be aware that a future series of your Trust may not be available for a Rollover investment. When a Trust terminates you may have the option to participate in a Rollover and have your units reinvested into a subsequent Trust series through a Rollover as described in this section.

     If you elect to participate in the Rollover, your units will be invested in the subsequent series of your Trust on the Trust's termination date. Upon termination, the value of your units will be invested in a new Trust series, if available, at the public offering price of the new Trust. The Trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. The Sponsor does not anticipate that the sale period will be longer than one day; however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

     The Sponsor intends to make subsequent Trust series available for sale at various times during the year. Of course, the Sponsor cannot guarantee that a subsequent Trust or sufficient units will be available or that any subsequent Trust will offer the same investment strategy or objectives as the current Trust. The Sponsor cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Trust's procedures. The Sponsor may, in its sole discretion, modify a Rollover or stop creating units of your Trust at any time regardless of whether all proceeds of unitholders have been reinvested in a Rollover. The Sponsor may decide not to offer the Rollover upon 60 days' notice. Cash that has not been reinvested in a Rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains that are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent Trust, no cash will be distributed to pay any taxes. See "Taxes."

DISTRIBUTIONS

     Distributions. You can elect to:

     o    reinvest distributions in additional units of your Trust at no fee; or

     o    receive distributions in cash.

     Your Trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" for the Trust. In some cases, your Trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or Trust expenses change.


     In addition, your Trust may pay a special distribution in order to maintain the qualification of your Trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the Trust. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust's portfolio.


     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of the Trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Essential Information" section of this prospectus. You may also make or change your election by contacting your financial professional or the Trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.


     Estimated annual distributions. The estimated net annual distributions are shown under the "Essential Information" section of this prospectus. We generally base the estimate of the income each Trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by each Trust will most likely differ from the most recent annualized dividends or scheduled income payments. There is no guarantee that the issuers of the securities in a Trust's portfolio will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive may be less than the estimated amount set forth under the "Essential Information" section of this prospectus. The actual net annual distributions you will receive will vary with changes in each Trust's fees and expenses, due to the semi-annual distribution dates for the Trust, changes in income payments received and in connection with the sale of securities.


     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of your Trust for each distribution. Each year the Trustee will also provide an annual report on your Trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your Trust, if available.

ADDITIONAL INVESTMENT RISKS

     All Investments Involve Risk. This section describes the main risks that can impact the value of the securities in your Trust. You should understand these risks before you invest. You could lose some or all of your investment in the Trust. Recently, equity markets have experienced significant volatility. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that your Trust will achieve its objective or that your investment return will be positive over any period.

     Market Risk. Market risk is the risk that a particular security in a Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors, including: general securities markets movements, changes in the financial condition of an issuer or a sector, changes in perceptions about an issuer or a sector, interest rates and inflation, governmental policies and litigation, and purchases and sales of securities by the Trust.

     Even though the Evaluator carefully supervises your portfolio, you should remember that it does not, nor does the Sponsor, manage your portfolio. Your Trust will not sell a security solely because the market value falls, as is possible in a managed fund.

     Price Volatility. The value of a Trust's units will fluctuate with changes in the value of its underlying securities. Common stock prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you will not lose money. Units of your Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.


     Additional Deposits. Some of the securities may have limited trading volume. The Trustee, with directions from the Sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trust's failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the Inception Date) and cannot be invested in one or more stocks, at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the Trust, the Sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the Trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.


     Foreign Securities. The CAP-X Achievers Trust and the Pure Water Trust invest in U.S.-listed foreign securities and/or ADRs. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad; the differences between the regulations to which U.S. and foreign issuers and markets are subject; the seizure by the government of company assets, excessive taxation; withholding taxes on dividends and interest; limitations on the use or transfer of portfolio assets; and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations;

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets;

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a Trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a Trust's foreign currency holdings; and

     o Future political and governmental restrictions, which might adversely affect the payment or receipt of income on the foreign securities.

     Emerging Markets Risk. The Pure Water Trust invests in companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

     Small-Capitalization and Mid-Capitalization Company Risk. The CAP-X Achievers Trust, the Pure Water Trust and certain ETFs held by the DWA Sector Neutral Trust include securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

     o    Have limited product lines, markets or financial resources;

     o Be new and developing companies, which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

     o    Have less publicly available information;

     o    Lack management depth or experience;


     o    Be less liquid;

     o    Be more vulnerable to adverse general market or economic developments;
          and

     o Be dependent upon products that were recently brought to market, or upon key personnel.


     Water Company Risk. The Pure Water Trust invests significantly in water companies. As a result, the factors that impact the global water market, generally, and each of the water companies will likely have a more significant effect in the Trust than on a more broadly diversified securities portfolio. Companies involved on the potable water and wastewater businesses are subject to environmental considerations, taxes, government regulation, price and supply fluctuations, competition and conservation. The failure of water companies to address these factors and others involving global water supply and demand could have an adverse effect on the companies and the portfolio performance.

     Industrials Sector Risk. The Pure Water Trust is concentrated in the industrials sector. Industrial companies convert unfinished goods into finished durables used to manufacture other goods or provide services. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer demand and spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

     Consumer Products Sector Risk. The CAP-X Achievers Trust and certain ETFs held by the DWA Sector Neutral Trust invest in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on these Trusts than on a more broadly diversified trust. General risks of companies in the consumer products sectors include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. Generally, spending on consumer products is affected by the health of consumers. Companies in the consumer products sectors are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of foods and soft drinks may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

     Health Care Sector Risk. The CAP-X Achievers Trust is concentrated in the health care sector. As a result, the factors that impact the health care sector will likely have a greater effect on this Trust than on a more broadly diversified trust. Some of the risks associated with the health care sector are listed below. General risks of companies in the health care sector include extensive competition, generic drug sales, the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Health care companies seeking government approval for medical products and services may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for new medical products or services can have a significant negative impact on a health care company and its stock. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance (such as Medicare, Medicaid or similar programs) and competition from other providers.


     The Health Care and Education Affordability Reconciliation Act of 2010 had significant implications on the health care sector. The goal of the legislation was to provide health insurance coverage for those who do not have it. The measure required most Americans to purchase health insurance coverage; added approximately 16 million people to the Medicaid rolls; and subsidized private coverage for low-and middle income people. It also regulated private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will take place over the next several years through 2018 and could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. The health care sector may also be impacted if Congress proposes additional legislative action to reform the health care sector. Such proposals may include a broad array of health care topics, including cost and price controls, incentives for competition for health care services, promotion of pre-paid health care plans and additional tax incentives and penalties. Such proposals may also target the reduction of funding for health care related research. The long-term effects of the Act on the health care sector remain uncertain and cannot be predicted.


     Technology Sector Risk. Certain ETFs held by the DWA Sector Neutral Trust invest in the technology sector. As a result, the factors that impact the technology sector will likely have a greater effect on this Trust than on a more broadly diversified trust.


     Companies involved in this sector must contend with:

     o    rapid changes in technology;

     o    worldwide competition;

     o    dependence on key suppliers and supplies;

     o    rapid obsolescence of products and services;

     o    termination of their patent protections;

     o    cyclical market patterns;

     o    evolving industry standards;

     o    frequent new product introductions;

     o    government regulation;

     o unexpected changes in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology; and

     o the fact that operating results and customer relationships could be adversely affected by:

          -- an increase in price for, or an interruption or reduction in supply of, any key components or the loss of key customers; and


          -- the failure of the issuer to comply with rigorous industry standards.


     Exchange-Traded Funds Risk. The DWA Sector Neutral Trust invests in shares of ETFs, which are investment pools that hold other securities. The ETFs in the Trust are usually passively managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by the Trust are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike mutual funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks, often referred to as "creation units;" however, the Sponsor does not intend to sell or redeem ETFs in this manner. Shares of ETFs are listed on securities exchanges for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end mutual funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.


     ETFs are subject to various risks, including management's ability to meet the funds' investment objective. The Trust is also subject to the risks to which the underlying ETFs may be subject, as well as the ETFs' management and operating expenses. You will bear not only your share of your Trust's expenses, but also the expenses of the ETFs. By investing in the ETFs, the Trust incurs greater expenses than you would incur if you invested directly in the ETFs. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from the net asset value is subject to change from time to time in response to various factors.

     Index Correlation Risk. Index correlation risk is the risk that the performance of an index-trading ETF will vary from the actual performance of the ETF's target index, known as "tracking error." This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spinoffs) and timing variances. Some ETFs use a technique called "representative sampling," which means the ETF invests in a representative sample of securities in its target index rather than all of the index securities. The use of representative sampling could increase the risk of a tracking error.

     Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


     Selection Risk. Securities selected according to this strategy may not perform as intended. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust's investment strategy is designed to achieve the Trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.


     Financial Condition of Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

DISTRIBUTION OF UNITS

     The Sponsor sells units to the public through broker-dealers, registered investment advisers, certified financial planners and other firms. The Sponsor may pay part of the distribution fee to third-party distribution and marketing firms when they introduce units to potential buyers or intermediaries.

     The Sponsor may, at its own expense and out of its own profits, pay for third-party distribution assistance, including, but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor's products. These arrangements will not change the price you pay for your units. In addition, part of the distribution fee will be used to compensate third parties for providing services to the Sponsor and access to their trading platforms and adviser networks. The level of compensation third parties receive will be based on various criteria which may include sales volume.

     The Sponsor generally registers units for sale in various states in the United States. The Sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor may reject any order for units in whole or in part.

     The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into your Trust is shown in the "Notes to Portfolio" for the Trust.

TRUST ADMINISTRATION

     The Trust. The Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created your Trust under a Trust Agreement between Elkhorn Securities, LLC (as depositor), Elkhorn Investments, LLC (as evaluator and supervisor, the "Evaluator") and The Bank of New York Mellon (as trustee). Each unit represents an undivided interest in the assets of the Trust. To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of each Trust to the Sponsor. These units remain outstanding until redeemed or until your Trust terminates. At the close of the New York Stock Exchange on the Trust's Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your Trust will increase or decrease to the extent of any adjustment.

     Changing Your Portfolio. The Trust is not a managed fund. Unlike a managed fund, the Sponsor designed the portfolio to remain relatively fixed. The Trust will generally buy and sell securities to pay expenses, to issue additional units or to redeem units, in limited circumstances to protect the Trust, to make required distributions or to avoid imposition of taxes on the Trust. Specifically, the Trust Agreement provides that the Evaluator may (but need not) direct the Trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code, the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the Evaluator the sale of such securities is necessary to maintain the sound investment character of the Trust, or the sale of such securities is necessary or advisable to maintain the qualification of the Trust as a regulated investment company or provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excess taxes on the Trust or on undistributed income in the Trust. The proceeds from the sale of any securities will not be used to purchase any additional securities.

     When your Trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If a public tender offer has been made for a security or if a merger, acquisition or similar transaction has been announced affecting a security, the Trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If your Trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the Sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the Trust Agreement, as described below.

     Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (a "Failed Contract Security"), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the marketplace where the Failed Contract Securities were purchased or its clearinghouse or to purchase a replacement security (the "Replacement Security") which has been selected by the Sponsor out of funds held by the Trustee. Purchases of Replacement Securities will be made subject to the following conditions:

     o The Replacement Securities will be securities as originally selected for the Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities that the Sponsor determines to be similar in character as securities originally selected for the Trust;

     o The purchase of the Replacement Securities will not adversely affect the federal income tax status of the Trust;

     o The purchase price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security; and

     o The Replacement Securities will be purchased within 30 days after the failed deposit of the Failed Contract Security.

     In the event of a failed Contract Security, where Replacement Securities cannot be purchased, the cash will be returned to the unitholders and generally treated as a return on principal for tax purposes.

     Any contract to deliver Trust securities may not exceed 120 days from the effective date of the Trust's registration statement.

     The Sponsor will increase the size of your Trust as it sells units during the initial offering period. When the Sponsor creates additional units, it will seek to replicate the existing portfolio.

     When your Trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. When your Trust buys or sells securities, the Sponsor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Trust or the Trustee.

     Investment Policies. When your Trust was created, the Sponsor delivered to the Trustee securities or contracts for the purchase thereof for deposit in the Trust and the Trustee delivered to the Sponsor documentation evidencing the ownership of units of the Trust. After your Trust is created, the Sponsor may deposit additional securities in the Trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts, which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees.

     Unitholders will not be able to dispose of or vote any of the securities in a Trust. As the holder of the securities, the Trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such Trust. However, the Trustee may not be able to vote the securities in a Trust that are traded on foreign exchanges.

     Amending the Trust Agreement. The Sponsor, the Evaluator and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in a Trust without your consent. Investors owning two-thirds of the units in a Trust may vote to change this agreement.

     Termination of the Trust. The Trust will terminate on the termination date set forth under "Essential Information" for the Trust. The Trustee may terminate your Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of your Trust may create an undue burden on your investment. Investors owning two-thirds of the units in your Trust may also vote to terminate the Trust early. The Trustee will liquidate your Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales charge that you paid.

     The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     The Sponsor. The Sponsor of the Trusts is Elkhorn Securities, LLC. Elkhorn is registered under the Securities Exchange Act of 1934, as amended, as a broker-dealer. Elkhorn is organized as a limited liability company under the laws of the State of Delaware. Elkhorn is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.The principal office of Elkhorn is 207 Reber Street, Suite 201, Wheaton, Illinois 60187. If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the Trustee may replace it, continue to operate the Trusts without a Sponsor or terminate the Trust.

     The Sponsor and the Trusts have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

     The Evaluator. The Evaluator and supervisor of the Trusts is Elkhorn Investments, LLC, a Delaware limited liability company. The Evaluator is registered under the Investment Advisers Act of 1940, as amended. The Evaluator is an affiliate of the Sponsor through common ownership and certain representatives of the Evaluator serve as registered representatives of the Sponsor and will participate in the sale of Trust units. While the Evaluator is responsible for evaluating and supervising the Trusts' portfolio, none of the Sponsor, the Trustee nor the Evaluator manages the Trusts.

     The Trustee. The Bank of New York Mellon is the Trustee of the Trusts with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. The Sponsor may remove and replace the Trustee in some cases without your consent. The Trustee may also resign by notifying the Sponsor and investors.

     Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

TAXES

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax adviser.

     Trust Status. Each Trust intends to qualify as a "regulated investment company" under the federal tax laws. If a Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.


     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be currently taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the Trusts may also be subject to a 3.8% "Medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.


     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trusts because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by a Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

     Sale or Redemption of Shares. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

     Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some capital gains dividends from the Trusts may be subject to a higher marginal stated federal tax rate. Capital gains may also be subject to the "Medicare tax" described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual unitholder from a regulated investment company such as the Trusts are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Each Trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem units or when your Trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

     Foreign Tax Credit. If your Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

     Investments in Certain Foreign Corporations. If your Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. The Trust will not be able to pass through to its Unitholders any credit or deduction for such taxes. The Trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from a Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016.

EXPENSES

     The Trust will pay various expenses to conduct its operations. The "Fee Table" shows the estimated amount of these expenses.

     The Sponsor will receive a fee from the Trusts for creating and developing each Trust, including determining the Trust's objectives, policies, composition and size; selecting service providers and information services; and providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The Trust will pay a fee to the Trustee for its services. The Trustee also benefits when it holds cash for a Trust in non-interest-bearing accounts. The Trust will reimburse the Evaluator as supervisor and as evaluator for providing portfolio supervisory services, for evaluating your portfolio and for providing certain bookkeeping and administrative services. The Evaluator's reimbursements may exceed the costs of the services it provides to your Trust but will not exceed the costs of services provided to all of its unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.


     The CAP-X Achievers Trust will also pay licensing fees to The NASDAQ OMX Group, Inc. ("NASDAQ") for its use of trademarks, trade names or other intellectual property owned by NASDAQ. The licensing fee received by NASDAQ is equal to 0.07% of the total assets of the Trust as of the end of the initial offering period.


     The Trust may pay expenses such as Trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary Trustee services, costs of taking action to protect the Trust, costs of indemnifying the Trustee and the Sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the Trustee for advancing funds to meet distributions. The Trust may pay the costs of updating its registration statement each year. The Trustee may pay Trust expenses from distributions received on the securities or may sell securities to pay Trust expenses.

EXPERTS

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Trusts and has passed on the legality of the units. Dorsey & Whitney LLP, 51 West 52nd Street, New York, New York 10019, acts as counsel for the Trustee.

     Independent Registered Public Accounting Firm. The statements of financial condition, including your Trust portfolio, appearing herein have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

THE NASDAQ OMX GROUP, INC.

     The CAP-X Achievers Trust is not sponsored, endorsed, sold or promoted by The NASDAQ OMX Group, Inc. or its affiliates (NASDAQ OMX, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the CAP-X Achievers Trust. The Corporations make no representation or warranty, express or implied, to the owners of the CAP-X Achievers Trust or any member of the public regarding the advisability of investing in securities generally or in the CAP-X Achievers Trust particularly, or the ability of the NASDAQ CapEx AchieversTM Index to track general stock market performance. The Corporations' only relationship to Elkhorn Capital Group, LLC ("Licensee") is in the licensing of the NASDAQ[R] and NASDAQ CapEx Index registered trademarks, and certain trade names of the Corporations and the use of the NASDAQ CapEx Index which is determined, composed and calculated by NASDAQ OMX without regard to Licensee or the CAP-X Achievers Trust. NASDAQ OMX has no obligation to take the needs of the Licensee or the owners of the CAP-X Achievers Trust into consideration in determining, composing or calculating the NASDAQ CapEx Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the CAP-X Achievers Trust to be issued or in the determination or calculation of the equation by which the CAP-X Achievers Trust is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the CAP-X Achievers Trust.

     THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ US CAPEX ACHIEVERSTM INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE CAP-X ACHIEVERS TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ US CAPEX ACHIEVERSTM INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ US CAPEX ACHIEVERSTM INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Contents

Overview                                                2
----------------------------------------------------------

Elkhorn CAP-X Achievers Portfolio, Series 2             2
----------------------------------------------------------
   Investment Objective                                 2
----------------------------------------------------------
   Principal Investment Strategy                        2
----------------------------------------------------------
   Future Trusts                                        2
----------------------------------------------------------
   Essential Information                                3
----------------------------------------------------------
   Portfolio Diversification                            3
----------------------------------------------------------
   Principal Risks                                      3
----------------------------------------------------------
   Fee Table                                            5
----------------------------------------------------------
   Trust Portfolio                                      7
----------------------------------------------------------

Elkhorn Foundation Pure Water Portfolio, Series 2       9
----------------------------------------------------------
   Investment Objective                                 9
----------------------------------------------------------
   Principal Investment Strategy                        9
----------------------------------------------------------
   Future Trusts                                        10
----------------------------------------------------------
   Essential Information                                10
----------------------------------------------------------
   Portfolio Diversification                            11
----------------------------------------------------------
   Principal Risks                                      11
----------------------------------------------------------
   Fee Table                                            13
----------------------------------------------------------
   Trust Portfolio                                      15
----------------------------------------------------------

Elkhorn Sector Neutral Portfolio of DWA ETFs, Series 2  16
----------------------------------------------------------
   Investment Objective                                 16
----------------------------------------------------------
   Principal Investment Strategy                        16
----------------------------------------------------------
   Future Trusts                                        16
----------------------------------------------------------
   Essential Information                                17
----------------------------------------------------------
   Principal Risks                                      17
----------------------------------------------------------
   Fee Table                                            19
----------------------------------------------------------
   Trust Portfolio                                      21
----------------------------------------------------------

Report of Independent Registered Public Accounting Firm 22
----------------------------------------------------------

Statements of Financial Condition                       23
----------------------------------------------------------


The Trusts                                              24
----------------------------------------------------------
   How to Buy Units                                     24
----------------------------------------------------------
   How to Sell Your Units                               29
----------------------------------------------------------
   Distributions                                        31
----------------------------------------------------------
   Additional Investment Risks                          32
----------------------------------------------------------
   Distribution of Units                                37
----------------------------------------------------------
   Trust Administration                                 38
----------------------------------------------------------
   Taxes                                                41
----------------------------------------------------------
   Expenses                                             44
----------------------------------------------------------
   Experts                                              45
----------------------------------------------------------
   The NASDAQ OMX Group, Inc.                           45
----------------------------------------------------------


Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail: publicinfo@sec.gov
Write:  Public Reference Section
        Washington, D.C. 20549
Visit:  http://www.sec.gov (EDGAR Database)
Call: 202.551.8090 (only for information on the operation of the Public Reference Section)

Call The Bank of New York Mellon
        800.701.8178 (investors)/800.647.3383 (brokers)

When units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

The information in the prospectus is not complete and may be changed. We may not sell, or accept offers to buy, securities of a future series until that series has become effective with the SEC. No securities can be sold in any state where a sale would be illegal.

Elkhorn Unit Trust, Series 5
        Securities Act file number: 333-204680
        Investment Company Act file number: 811-22925

                                  ELKHORN LOGO

              PROSPECTUS Elkhorn Unit Trust,
                     UIT Series 5

Elkhorn CAP-X Achievers Portfolio, Series 2

Elkhorn Foundation Pure Water Portfolio, Series 2

Elkhorn Sector Neutral Portfolio of DWA ETFs, Series 2


                                                            DATED AUGUST 4, 2015


Elkhorn Securities, LLC        Phone: 630.355.4676
207 Reber Street, Suite 201    E-mail: info@elkhorn.com
Wheaton, IL 60187              www.elkhorn.com


                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

            INSURER/POLICY NO.                                 AMOUNT

     National Union Fire Insurance Company of                 $120,000
     Pittsburgh, PA
     024625754

     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

           Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                   Exhibits as listed on the List of Exhibits

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Elkhorn Unit Trust, Series 5 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton and State of Illinois on the 4th day of August, 2015.

                                                    ELKHORN UNIT TRUST, SERIES 5
                                                                    (Registrant)

                                                      By ELKHORN SECURITIES, LLC
                                                                     (Depositor)

                                                       By /s/ Benjamin T. Fulton
                                                       -------------------------
                                                              Benjamin T. Fulton
                                                         Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     SIGNATURE                     TITLE                                               DATE
                                   Chief Executive Officer and the Chief
/s/ Benjamin T. Fulton             Compliance Officer of Elkhorn Securities, LLC       August 4, 2015
----------------------
Benjamin T. Fulton

                                   Chief Financial Officer of Elkhorn                  August 4, 2015
/s/ Philip L. Ziesemer             Securities, LLC
----------------------
Philip L. Ziesemer



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.2 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. (Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 for Elkhorn Unit Trust, Series 1 (File No. 333-198204) filed on January 14, 2015.)

     2.1 Code of Ethics. (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Elkhorn Unit Trust, Series 1 (File No. 333-198204) filed on January 14, 2015.)

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.